PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

February 26, 2018

Via EDGAR

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)

File Nos. 811-05426 and 033-19338

Dear Ms. Hahn:

Below are responses to your comments, which we received on February 13, 2018, relating to Post-Effective Amendment No. 167 (the “Amendment”) to the AIM Investment Funds (Invesco Investment Funds) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2017, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) and is scheduled to go effective February 28, 2018. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to all share classes of Invesco Endeavor Fund and Invesco World Bond Fund (each a “Fund” and collectively, the “Funds”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

PROSPECTUS COMMENTS – INVESCO ENDEAVOR FUND

1.	Comment: In the section entitled “Fees and Expenses of the Fund,” please complete the Fee Table and Expense Example.

Response: The Fee Table and Expense Example will be completed in the 485(b) filing to be filed on or around February 26, 2018.

2.

Comment: In the section entitled “Fees and Expenses of the Fund,” confirm there is no recoupment policy in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Response: The Registrant confirms that no recoupment policies are in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

3.

Comment: In the first paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund invests in equity securities of mid-capitalization issuers. Please include a definition of mid-capitalization issuers.

Response: A definition of mid-capitalization issuers is found in the statutory portion of the prospectus under “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies”.

4.

Comment: In the second paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund may invest in fixed-income securities such as investment-grade debt securities and longer-term U.S. Government securities. Please describe such fixed-income securities and the credit qualities associated with such securities.

Response: Further disclosure on the types of fixed-income securities and associated credit ratings is found in the statutory portion of the prospectus under “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies.”

5.

Comment: In the second paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund may invest in securities of foreign issuers. Please describe what type of foreign securities the Fund can invest in.

Response: The disclosure has been modified to reflect that the Fund may invest in securities of foreign issuers, including equity securities of such issuers.

6.

Comment: Please confirm that if any of the principal investment strategies described in this Strategy section trigger investments in other funds, an appropriate line item will be added to the Fee Table.

Response: Registrant confirms that a line item for Acquired Fund Funds and Expenses will be added to the Fee Table if such fees exceed 0.01% of average net assets of the Fund, as required by Instruction 3(f) to Item 3 of Form N-1A .

7.

Comment: In the “Cash/Cash Equivalents Risk” under the section entitled “Principal Risks of Investing in the Fund,” the disclosure references the Fund’s performance relative to its benchmark. Please identify the benchmark or describe such benchmark in the above Strategies section.

Response: The disclosure is referring to the Fund’s broad-based securities market benchmark which is disclosed in the “Performance Information” section of the prospectus. Given such disclosure, the Registrant respectfully declines to specify the benchmark in the risk as it believes that it is clear that the risk is referring to the Fund’s broad-based securities benchmark disclosed in the performance table.

8.

Comment: In the “Debt Securities Risk” under the section entitled “Principal Risks of Investing in the Fund,” the disclosure references floating rate debt instruments. Please indicate if the Fund intends to hold floating rate debt instruments as a principal investment strategy.

Response: The Fund does not intend to hold floating rate debt instruments as a principal investment strategy.

9.

Comment: In the “Foreign Securities Risk” under the section entitled “Principal Risks of Investing in the Fund,” the disclosure references currency hedging. Currency hedging is not mentioned above in the Strategies section.

Response: Currency hedging is not mentioned in the strategy section as the Fund does not intend to use currency hedging as a principal strategy of the Fund. The reference to currency hedging in the risk is caveated by the term “if used” and would only apply if the Fund were to engage in currency hedging per its principal investment strategy.

10.

Comment: In the “Management Risk” under the section entitled “Principal Risks of Investing in the Fund,” the disclosure states that “legislative, regulatory, or tax developments may adversely affect the management of the Fund.” Please explain why these items pose management risk rather than economic risk.

Response: The Registrant believes that legislative, regulatory and tax developments pose management risks as they may affect the investment techniques and types of investments available to the Adviser in connection with managing the Fund.

11.

Comment: Please review “Money Market Fund Risk” under the section entitled “Principal Risks of Investing in the Fund,” for accuracy in light of the Money Market Reform rules adopted in the last few years. Also consider removing the reference to illiquid.

Response: The Registrant confirms that the risk has been revised in light of Money Market Reform and is accurate. Note that the Fund’s investments are in government money market funds and the Registrant believes that the risks related to stable net asset value government money market funds are covered in “Money Market Fund Risk.” The Registrant respectfully declines to remove the reference to a money market fund’s share price being negatively affected during periods of illiquidity in the markets as it believes such statement to be accurate and helpful risk disclosure for shareholders.

12.

Comment: In the “Small- and Mid-Capitalization Risk” under the section entitled “Principal Risks of Investing in the Fund,” please tailor the risk factor for this Fund and expand the disclosure to make it clear that this is not a separate strategy.

Response: The Registrant respectfully declines to tailor the risk to only pertain to mid-capitalization companies as the Registrant believes that the risks associated with small and mid-capitalization companies are sufficiently similar to warrant a combined risk.

13.	Comment: In the table under the section entitled “Management of the Fund,” please include the month in the column entitled “Length of Service on the Fund.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure satisfies the requirement in Item 5(b) of Form N-1A to disclose the “length of service” of a portfolio manager.

14.	Comment: In the table under the section entitled “Purchase and Sale of Fund Shares,” there are missing dollar signs in the fourth, fifth and sixth rows.

Response: The Registrant’s standard prospectus style and format places dollar signs only at the first row where applicable (the third row in this case) and therefore dollar signs are not included in the fourth, fifth and sixth rows.

15.

Comment: There are portions of the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings” (Item 9) that are identical to the disclosure found in the sections “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” (Item 4). Item 4 disclosure should not be duplicated. Please refer to IM Guidance 2014-08.

Response: The Registrant believes the disclosure is appropriate and therefore respectfully declines to take this comment. The Registrant notes that the discussion in “Investment Objective(s), Strategies, Risks and Portfolio Holdings” section of the prospectus elaborates on elements of the Fund’s principal investment strategies and risks and discloses information not included in the Item 4 section of the prospectus.

16.	Comment: The benchmarks listed in the section entitled “Benchmark Descriptions” should be referenced in the Strategy and Risk sections found earlier in the prospectus.

Response: The Registrant notes that the “Benchmark Descriptions” section includes the description of the Fund’s benchmarks included in the “Performance Information” section of the prospectus and does not believe the benchmark descriptions would be appropriately included in the Fund’s strategy and risk sections. The Registrant notes that the “Performance Information” section of the prospectus includes the following statement that directs shareholders to where they can find descriptions of the benchmarks: “For more information on the benchmarks used see the “Benchmark Descriptions” section in the prospectus.”

17.	Comment:
(a)	The section entitled “Shareholder Account Information” should be limited in discussion to the Fund and share classes offered by the Fund.

Response: The Registrant respectfully declines to take this comment. The Registrant notes that the “Shareholder Account Information” section is used for all retail funds in the Invesco Fund complex and that this practice has been used for years including as part of prior Rule 485(a) filings. The Registrant notes that, given the large number of funds in the Invesco Fund complex, it would be administratively difficult to tailor the “Shareholder Account Information” section to each Fund at this time.

(b)

The ninth main bullet under the section entitled “Shareholder Account Information - Initial Sales Charges (Class A Shares Only) - Class A Shares Sold Without an Initial Sales Charge” mentions investors purchasing through a financial intermediary. Please identify who these financial intermediaries are and disclose all waivers that apply. See IM Guidance 2016-06.

Response: The Registrant respectfully declines to identify such intermediaries. The Registrant notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund.

(c)	The section entitled “Shareholder Account Information - Purchasing Shares and Shareholder Eligibility” should be tailored to this Fund.

Response: Please see response to Comment #17(a) above.

(d)

In the section entitled “Shareholder Account Information - Purchasing Shares and Shareholder Eligibility - Redemption in Kind,” please indicate redeeming shareholders bear the risk of market fluctuations until proceeds are sold.

Response: The Registrant believes that the existing disclosure identifies for shareholders the possibility that they may receive a redemption in-kind and the risks that they may face in holding and disposing of such securities, including market fluctuations. The Registrant does not believe that Item 11(c) of Form N-1A requires more detailed disclosure and, therefore, the Registrant has not added additional disclosure at this time.

(e)

In the section entitled “Shareholder Account Information - Pricing of Shares - Determination of Net Asset Value” the disclosure states “even when market quotations are available, they may be stale or unreliable.” Please specify which market quotations this disclosure applies to.

Response: The Registrant believes that the current disclosure in the “Shareholder Account Information - Pricing of Shares - Determination of Net Asset Value” section of the prospectus, copied below, adequately specifies the instances where market quotations are available but may be stale or unreliable:

“Even when market quotations are available, they may be stale or unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer specific events occurred after the security ceased trading or because of the passage of time between the close of the market on which the security trades and the close of the NYSE and when the Fund calculates its net asset value. Issuer specific events may cause the last market quotation to be unreliable. Such events may include a merger or insolvency, events that affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where the Adviser determines that the closing price of the security is stale or unreliable, the Adviser will value the security at its fair value.”

PROSPECTUS COMMENTS – INVESCO WORLD BOND FUND

1.	Comment: In the section entitled “Fees and Expenses of the Fund,” confirm that the Fund will include a line item in the Fee Table for Acquired Fund Fees and Expenses, if applicable.

Response: Registrant confirms that a line item for Acquired Fund Funds and Expenses will be added to the Fee Table if such fees exceed 0.01% of average net assets of the Fund, as required by Instruction 3(f) to Item 3 of Form N-1A.

2.

Comment: In the first paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund may invest in U.S. and foreign government, corporate or agency securities of varying maturities, including securitized securities, such as asset-backed and mortgage-backed securities. Please supplementally disclose what percentage is below investment grade mortgage-backed securities.

Response: The Fund’s exposure to below investment grade mortgage-backed securities is currently 0%.

3.

Comment: In the fourth paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund may purchase mortgage-backed and asset-backed securities such as CMOs, CLOs and CDOs. Please state whether the Fund will invest 15% or more of its net assets, on an aggregate basis, in these securities and if so please confirm how the Fund will comply with the SEC’s new Liquidity Rule.

Response: The Fund will not invest more than 15% of its net assets, on an aggregate basis, in mortgage-backed and asset-backed securities such as CMOs, CLOs and CDOs.

4.

Comment: In the sixth paragraph of the section entitled “Principal Investment Strategies of the Fund,” the disclosure states the Fund may invest in affiliated and unaffiliated exchange-traded funds. Please supplementally explain how the Fund expects to comply with Section 12(d) of the 1940 Act. Also, are leveraged ETFs a principal investment of the Fund and if so, are there additional risks to disclose?

Response: The Fund’s investments in affiliated and unaffiliated exchange-traded funds will be below the limits set forth for investment companies in Section 12(d)(1)(A) of the 1940 Act and will be reflected as an acquired fund fee and expense line item in the fee table, as applicable. Leveraged ETFs are not a principal investment of the Fund.

5.

Comment: Footnote #2 in the section entitled “Fees and Expenses of the Fund,” indicates the fee waiver agreement will terminate on February 28, 2019. Please make sure the termination date is a year or more from the effective date of the registration statement.

Response: Registrant confirms that the termination date is at least one year from the effective date of the prospectus.

6.

Comment: In the fourteenth paragraph of the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies,” the disclosure states the Fund utilizes active duration. Please confirm if the Fund uses active duration.

Response: The Registrant confirms that the Fund utilizes active duration. The Registrant notes that disclosure regarding the Fund’s use of active duration can be found in the “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies” section of the prospectus and is as follows: “The Fund utilizes active duration (i.e., making investments to reduce or increase the sensitivity of the Fund’s portfolio to interest rate changes)…”

7.	Comment: In the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies,” please state the Fund is not an index fund.

Response: The Registrant respectively declines to add the requested statement as it believes that it is clear from the Fund’s principal investment strategies and risks that the Fund is not an index fund.

8.

Comment: There are portions of the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings” (Item 9) that are duplicative of the disclosure found in the sections “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” (Item 4). Item 4 disclosure should not be duplicated. Please refer to IM Guidance 2014-08.

Response: Please see response to Comment #15 above.

9.

Comment: In the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Risks - Changing Fixed Income Market Conditions Risk,” please specify or give examples of rising interest rates.

Response: The Registrant believes that the risk is sufficient as written and notes that the risk discloses risks associated with “increases in the federal funds and equivalent foreign rates,” both of which are instances of rising interest rates.

10.

Comment: In the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Risks - Derivatives Risk,” please tailor this discussion to specify the principal investment strategies.

Response: The Registrant confirms that the “Derivatives Risk” appropriately reflects the risks associated with the specific derivatives used by the Fund as disclosed in the principal investment strategies section of the prospectus.

11.

Comment: In the seventeenth paragraph of the section entitled “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies,” the disclosure references investment professionals. Please identify who these investment professionals are (i.e., is the disclosure referring to the portfolio managers).

Response: The reference to “investment professionals” will be changed to “portfolio managers.”

12.	Comment: The same comments that were provided on the section entitled “Shareholder Account Information” in the prospectus for Invesco Endeavor Fund also apply here.

Response: Please see response to Comment #17(a) - (e) above.

COMMENTS TO THE FUNDS’ STATEMENT OF ADDITIONAL INFORMATION

1.

Comment: In the section of the SAI entitled, “Description of the Funds and Their Investments and Risks - Investment Strategies and Risks - Other Investments - Real Estate Investment Trusts,” please supplementally confirm this is not a current principal investment strategy of the Fund.

Response: Registrant confirms that investing in real estate investment trusts is not a principal investment strategy of the Fund.

2.

Comment: In the section of the SAI entitled, “Description of the Funds and Their Investments and Risks - Investment Strategies and Risks - Other Investments - Variable or Floating Rate Instruments,” please indicate that these types of instruments can take up to seven days or longer to settle and describe how the Fund plans to meet redemption requests during this extended time period. Please note bank loans may not be considered securities and may not be afforded protection by federal securities laws.

Response: The Registrant has added disclosure to the section “Description of the Funds and Their Investments and Risks - Investment Strategies and Risks - Other Investments - Variable or Floating Rate Instruments” that addresses the comments above regarding extended settlement periods and securities law protections.

3.

Comment: In the section of the SAI entitled, “Description of the Funds and Their Investments and Risks - Fund Policies - Fundamental Restriction #5,” supplementally explain why the two Funds do not have the same policy regarding the purchase or sale of physical commodities.

Response: Both Funds previously had the identical fundamental investment restriction regarding the purchase or sale of physical commodities. On April 11, 2017, shareholders of Invesco Endeavor Fund approved changing the fundamental investment restriction regarding the purchase or sale of physical commodities. Shareholders of Invesco World Bond Fund did not approve the same change to such investment restriction.

Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Peter A. Davidson

Peter A. Davidson

Assistant General Counsel